UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Change in Registrant’s Certifying Accountant

On October 9, 2025, PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) declined to stand for re-election as the independent registered public accounting firm for TNL Mediagene (the “Company”).

The reports of PwC Taiwan on the consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and in the subsequent interim period through October 9, 2025, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC Taiwan on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Taiwan, would have caused PwC Taiwan to make reference to such matters in their audit reports on the financial statements for such years. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended December 31, 2024 and 2023 and in the subsequent interim period through October 9, 2025, except for the material weaknesses in the Company’s internal control over financial reporting which related to: (i) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC financial reporting requirements to address complex accounting issues and related disclosures; (ii) lack of formalized financial reporting controls and procedures to address complex/unusual transactions and related accounting issues and to facilitate preparation of consolidated financial statements prepared in accordance with IFRS; and (iii) lack of effective maintenance and controls over certain information technology environments including (a) information technology-related general controls process, (b) segregation of duties in the information technology department and effective control on defining and assigning individual’s rights to access systems, programs or transaction raw data and (c) track records or log on system activities for access to system program and data.

The Company provided PwC Taiwan with a copy of the forgoing disclosure and requested PwC Taiwan to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not PwC Taiwan agrees with the above statements. A copy of PwC Taiwan’s letter, dated December 1, 2025, is included as Exhibit 99.1 to this Form 6-K.

On November 20, 2025, TNL Mediagene (the “Company”) appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. The appointment of Marcum Asia was made after a careful evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company. During the two most recent fiscal years and in the subsequent interim period through November 20, 2025, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years and in the subsequent interim period through November 20, 2025, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

Exhibit No.	Description of Exhibits
99.1	Letter of PwC Taiwan to the U.S. Securities and Exchange Commission dated December 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 1, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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